UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC  20549





                                  FORM 11-K



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended  December 31, 1997.
                         ------------------------

                                      OR

/  / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_________to________.

Commission file number  1-8029
                        ------

A.  The Ryland Group, Inc. Retirement Savings Opportunity Plan

B.  The Ryland Group, Inc.
    11000 Broken Land Parkway
    Columbia, Maryland, 21044


                            THE RYLAND GROUP, INC.
                      Information Required by Form 11-K

                                   INDEX

                                                              Page Number
                                                           ----------------


Report of Independent Auditors                                      1

Item 4.                 Audited Financial Statements
                         and Schedules prepared in
                           accordance with ERISA                   2-17

SIGNATURES                                                          18

INDEX OF EXHIBITS                                                   19



                     REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.


We have audited the accompanying statements of net assets available for plan benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                            /s/   Ernst & Young LLP

Baltimore, Maryland
June 16, 1998


Item 4: Audited Financial Statements and Schedules prepared in accordance with ERISA

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


The Ryland Group, Inc.
RETIREMENT SAVINGS OPPORTUNITY  PLAN


                                       December 31,          December 31,
                                           1997                  1996
                                       ------------          ------------
ASSETS

Receivables:
  Accrued employer contributions    $            0          $   2,732,371
  Accrued interest and dividends           277,740                499,910
                                    ---------------          ------------
     Total receivables                     277,740              3,232,281

Investments at fair value:
   Cash                                 35,023,942                      0
   Short-term investments                4,914,849                144,646
   CIGNA Income Fund                             0              5,599,646
   Preferred stock of
      The Ryland Group, Inc.
           Unallocated                      47,508              7,901,966
           Allocated                    19,405,844             14,072,430
   Common stock of
      The Ryland Group, Inc.                94,352                152,436
   Mutual funds                                  0             31,037,164
   Loans to participants                 1,541,953              1,765,450
                                      -------------           -----------
      Total investments                 61,028,448             60,673,738
                                      -------------           -----------

      Total Assets                      61,306,188             63,906,019
                                      -------------           -----------

LIABILITIES

Accrued liabilities                          1,856                409,360
Loan payable to
   The Ryland Group, Inc.                        0             16,390,810
                                      -------------           -----------
     Total Liabilities                       1,856             16,800,170
                                      -------------           -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                       $ 61,304,332           $ 47,105,849
                                      =============          ============

See notes to financial statements



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
RETIREMENT SAVINGS OPPORTUNITY  PLAN

                                        Year Ended            Year Ended
                                       December 31,          December 31,
                                          1997                  1996
                                     -------------         -------------
ADDITIONS

Contributions:
  Employer                             $ 7,149,212           $  7,263,783
  Participants                           4,011,867              4,333,945
  Rollovers                                564,458                338,277
                                       ------------           -----------
      Total contributions               11,725,537             11,936,005

Interest:
  Short-term investments                    40,172                  1,471
  CIGNA Income Fund                        284,860                333,539
  Participant loans                        140,134                137,129
                                       ------------          ------------
      Total interest                       465,166                472,139

Dividends:
  The Ryland Group, Inc.
    Preferred stock                      1,629,535              1,974,464
    Common stock                             3,952                  7,481
  Mutual funds                           2,796,000              2,007,320
                                       ------------          ------------
      Total dividends                    4,429,487              3,989,265
                                       ------------          ------------
Total Additions                         16,620,190             16,397,409

DEDUCTIONS

Benefit payments to participants        12,494,407              9,719,542
Interest expense on loan payable to        929,994              1,794,450
   The Ryland Group, Inc.
Administrative expenses                    164,248                165,424
                                       ------------          ------------
Total Deductions                        13,588,649             11,679,416

Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments           11,166,942                913,123
                                       ------------          ------------


Increase in net assets
  available for plan benefits           14,198,483              5,631,116

Net assets available for plan
 benefits at beginning of year          47,105,849             41,474,733
                                      -------------          ------------


NET ASSET AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                      $ 61,304,332           $ 47,105,849
                                      =============          ============

See notes to financial statements


NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY  PLAN


NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan ("the Plan" or "the RSOP", previously known as "The Ryland Group, Inc. Retirement and Stock Ownership Plan") are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments are stated at aggregate current market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan. The Preferred Stock of The Ryland Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum value of $25.25 guaranteed by the Company. Deposits invested by the Trustee (Wachovia Bank) in funds maintained by CIGNA are stated at current redemption value. The Trustee invests any excess funds on a short-term basis in common trust funds.


The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation or depreciation in fair value of investments.

The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D). Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

Approximately half of all administrative expenses incurred are paid by the Plan, with the Company paying the remainder.

The Plan accounts for benefits due but unpaid as a component of net assets available for plan benefits. Benefits due but unpaid were approximately $40,295 and $96,907 at December 31, 1997 and 1996, respectively.


NOTE B:  DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. Designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement, the Plan permits deferral of a portion of participants' pretax income pursuant to Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals.


Employee Eligibility

Prior to January 1, 1998, employees were eligible to participate in the Plan at the beginning of the first pay period of the month that follows completion of a one-year period of service. An employee is credited with a one-year period of service upon completion of at least 1,000 hours of service in the 12-month period beginning on the date of his/her employment or in any plan year beginning thereafter. Beginning January 1, 1998, all full-time employees are eligible to participate in the Plan the first pay period of the quarter following 30 days of employment.

Each eligible participant may elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to twelve percent (12%), of the eligible participant's compensation. In accordance with IRS regulations, no employee could contribute more than $9,500 to the Plan for the 1997 calendar year. The RSOP offers the participants several investment options for their contributions.



NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options

The following are descriptions of the participant investment options available during 1997:

Putnam Voyager Fund - The Putnam Voyager Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in emerging growth stocks of small to medium sized companies with the potential for above average sales and earnings growth, as well as opportunity stocks of larger, well-established companies which show near-term growth potential resulting from some change in the companies business plans or competitive environments. The investment manager of this fund is The Putnam
Management Company, Inc. At December 31, 1997 and 1996, 1,111 and 1,298 employees, respectively, were participating in this option.

Fidelity Growth Company Fund - The Fidelity Growth Company Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in common stocks and convertible securities of companies with above-average growth characteristics found in smaller, lesser-known companies in emerging areas of the economy as well as revitalized or well-positioned larger companies in mature industries. The investment manager of this fund is Fidelity Management and Research.
At December 31, 1997 and 1996, 1,061 and 1,106
employees, respectively, were participating in this option.

CIGNA Income Fund -The CIGNA Income Fund is a fund which consists of investments in intermediate-term obligations of a "fixed income" nature. These are predominantly public and direct placement bonds and mortgages. Interest rates on funds are declared annually and in advance. Withdrawals or transfers from the CIGNA Income Fund may be restricted. At December 31, 1997 and 1996, 529 and 630 employees, respectively, were participating in this option.

American Balanced Fund -The American Balanced Fund is a conservative mutual fund seeking preservation of capital and income as well as long-term growth of capital and income by broadly investing in a diversified portfolio of blue chip common stocks, preferred stocks, corporate bonds, and U.S. Government securities. The investment advisor of this fund is Capital Research and Management Company (CRMC). At December 31, 1997 and 1996, 900 and 976 employees, respectively, were participating in this option.

Wells Fargo Equity Index Fund -The Wells Fargo Equity Index Fund is a fund that has the objective of reproducing the performance of the S&P 500 Index which is a widely accepted benchmark composed of industrial, utility, financial and transportation stocks. The Index is designed to reflect the industrial composition of the entire U.S. economy. The companies represented in the Index account for approximately 70% of the value of all publicly traded U.S. common stocks. The investment manager of this fund is Wells Fargo Nikko Investment Advisors. At December 31, 1997 and 1996, 400 and 163 employees, respectively, were participating in this option.

Standish Fixed Income Fund -The Standish Fixed Income Fund is a mutual fund seeking to achieve a high level of current income while preserving principal and liquidity by primarily investing in a diversified portfolio of investment-grade fixed income securities such as bonds, notes, mortgage pass-through securities, convertible debt securities and debt securities with an average maturity of five to thirteen years. The investment advisor of this fund is Standish, Ayer & Wood, Inc. At December 31, 1997 and 1996, 488 and 591 employees, respectively, were participating in this option.

In May 1992, the Employee Benefits Committee agreed to eliminate The Ryland Group, Inc. Common Stock Fund as an RSOP investment option for participants effective January 1, 1993. Participant balances in the Common Stock fund remained as frozen options which could be liquidated into the other investment funds at the participant's option. As of December 31, 1997, all balances in this fund had been liquidated. At December 31, 1996, 90 employees were maintaining balances in The Ryland Group, Inc. Common Stock Fund.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options - cont.

On January 1, 1998, the Plan established new participant investment fund options available from the Vanguard Funds.

In anticipation of transferring the Plan's existing assets to the new investment fund options, all prior investments in the Putnam Voyager Fund, Fidelity Growth Company Fund, CIGNA Income Fund, American Balanced Fund, Wells Fargo Equity Index Fund and Standish Fixed Income Fund were liquidated in December 1997. The proceeds were held in cash and short-term investments at December 31, 1997.

Effective January 1, 1998, the Plan changed its trustee from Wachovia Bank to The Vanguard Fiduciary Trust Company.

Company Contributions

As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of Preferred Shares, cash or a combination of both. In instances where cash was all or part of the Company's contribution, it was divided among the current investment funds based on each participant's current investment fund option selections. In instances where both Preferred Shares and cash were contributed to participant accounts, all participants received an equal proportion of each. Beginning January 1, 1998, participants will no longer receive Preferred Stock in connection with Company matching contributions to their accounts. The Company made no discretionary contributions for the years ended December 31, 1997 and 1996.

Vesting

Participants' contributions are fully vested at all times. The Plan provides for graduated vesting of Company contributions of 25% after two years' service and 25% additional vesting for each year thereafter until the fifth year, at which time participants are 100% vested. Participants are automatically vested upon death, disability or retirement at age 65.

RSOP Loan

The "RSOP Loan" was a loan between the Company and the Plan the proceeds of which were used by the Plan to acquire the Preferred Stock (see Note C below). Through September 1997, to the extent employer contributions, including matching contributions and discretionary contributions, were used to make an RSOP Loan payment, such contributions were made in cash. After each RSOP Loan payment was made, a number of shares of Preferred Stock were released from the RSOP Loan suspense account based on a predetermined formula. Following the release of the Preferred Stock and allocation of a portion of the shares attributable to dividends, shares of Preferred Stock were allocated among the participants' accounts based on the amount of the required matching contributions. On October 1, 1997, the Company purchased 248,881 preferred shares that had not been released for allocation to participants accounts (see Note C below).

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement Savings Opportunity Plan. Copies of this pamphlet are available from the Company's Employee Benefits Department.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable Series A ESOP Convertible Preferred Stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of Preferred Stock will pay an annual cumulative dividend of $2.2094, and is convertible initially into one share of the Company's Common Stock. During 1997 and 1996, the Company paid approximately $1,630,000 and $1,974,000, respectively, in dividends on the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the Preferred Stock generally vote together with the Common Stock on all matters. The conversion and voting rights of the Preferred Stock are subject to anti-dilution adjustments.

The Plan's purchase of the Preferred Stock was financed by a loan to the Plan from the Company in the amount of $40,000,000. The interest rate on the loan was 9.99% and through September, 1997, the loan was being repaid by the Plan through dividends received on the Preferred Stock and Company contributions. On October 1, 1997, the Company purchased 248,881 shares of Preferred Stock from the Plan at an independently appraised value of $33.1875 per share, representing preferred shares that secured the loan and had not been released for allocation to participant's accounts. The Company retired these preferred shares. The Plan used the proceeds to pay off the related loan balance. Principal payments of $13,260,701 and $5,002,647 were made during 1997 and 1996, respectively. The Plan incurred approximately $930,000 and $1,794,000 of interest on this loan in 1997 and 1996. Participants received allocations of the Preferred Stock as debt payments were made. During 1997 and 1996, there were 61,001 and 127,442 shares released, respectively, and allocated to participants. As of December 31, 1997, there were 1,228 unallocated preferred shares with an approximate value of $48,000. At December 31, 1996, there were 309,881 unallocated preferred shares with an approximate value of $7,902,000.


NOTE D:  DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her Convertible Preferred Stock account will be made at the participant's election either in cash or whole shares of Common Stock of the Company. If the participant elects to receive Common Stock, the Trustee will convert each share of Preferred Stock held in the participant's Convertible Preferred Stock account into one share of Common Stock and will receive from the Company an additional cash contribution to cover any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will use the cash to acquire (on the open market) additional shares of Common Stock and then distribute to the participant the total number of shares of Common Stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of Preferred Stock into the number of shares of Common Stock into which such Preferred Stock is convertible, and will receive in cash from the Company any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will then sell the shares of Common Stock on the open market and distribute to the participant the cash proceeds plus the differential contribution made by the Company. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

For purposes of these financial statements, the cash received by the Trustee from the Company to fund any differential between the current market price of the Company's Common Stock and the appraised value of the Preferred Shares is recorded as an employer contribution. This cash is not included in the computation of the realized gain or loss from the converted Preferred Shares.




NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE E:  INVESTMENTS

During 1997 and 1996, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $11,166,942 and $913,123, respectively. Mutual fund investment balances were converted to cash at the end of 1997 in connection with the transition to the Vanguard Funds in January 1998.

                                         Net Appreciation
                                          (Depreciation)
For the Year Ended                         in Fair Value         Fair Value at
December 31, 1997                           During Year           End of Year
----------------------------            ------------------       -------------

Common Stock-
  The Ryland Group, Inc.               $       35,210         $         94,352

Putnam Voyager Fund                         1,990,055                        0

American Balanced Fund                        609,286                        0

Fidelity Growth Fund                          687,563                        0

Wells Fargo S&P 500                           284,444                        0

CIGNA Income Fund                              24,563                        0

Wachovia Short-Term Investment Fund                 0                4,914,849

Loans to Participants                               0                1,541,953

Preferred Stock -

   The Ryland Group, Inc.                   7,566,891               19,453,352

Standish Fixed Income Fund                    (31,070)                       0

Cash                                                0               35,023,942
                                           -----------              ----------

Total                                   $  11,166,942           $   61,028,448
                                           ==========               ==========




NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY  PLAN


NOTE E: INVESTMENTS--CONTINUED



                                        Net (Deprecation)
                                         Appreciation in
For the Year Ended                        Fair Value             Fair Value at
December 31, 1997                         During Year              End of Year
------------------------------         ------------------      ---------------
Common Stock-
  The Ryland Group, Inc.               $       (2,830)         $      152,436

Putnam Voyager Fund                           582,660              11,188,498

American Balanced Fund                        218,717               7,403,388

Fidelity Growth Fund                          901,866               8,839,414

Wells Fargo S&P 500                            71,847                 571,048

CIGNA Income Fund                                   0               5,599,646

Wachovia Short-Term Investment Fund                 0                 144,646

Loans to Participants                               0               1,765,450

Preferred Stock-

  The Ryland Group, Inc.                     (901,448)             21,974,396

Standish Fixed Income Fund                     42,311               3,034,816
                                              -------               ---------

Total                                   $     913,123           $  60,673,738
                                            =========              ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                            December 31,          December 31,
                                               1997                   1996
                                         ----------------       --------------
Preferred Stock-
  The Ryland Group, Inc.                $  19,453,352           $  21,974,396
Wachovia Short-Term Investment Fund     $   4,914,849
Cash                                    $  35,023,942
Putnam Voyager Fund                                             $  11,188,498
American Balance Fund                                           $   7,403,388
Fidelity Growth Fund                                            $   8,839,414
CIGNA Income Fund                                               $   5,599,646
Standish Fixed Income Fund                                      $   3,034,816


The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investments as stated on the Statement of Net Assets Available for Plan Benefits. None of the investments are secured by collateral.


NOTES TO FINANCIAL STATEMENTS--CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN


NOTE F:  INCOME TAX STATUS

The Internal Revenue Service has ruled (November 15, 1994) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the plan's qualified status



NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE G: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1997


                                     Ryland        Putnam       American
                                     Common        Voyager      Balanced
                                     ------        ------       --------

ASSETS

Receivables:
   Accrued interest and
    dividends                       $    0      $      0      $     0
                                     -----------   ----------  ----------
     Total receivables                   0             0            0

Investments at fair value:
   Cash                                            11,346,213   8,305,109
   Short-term investments
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Loans to participants
                                     ----------   ----------    ---------
     Total investments                   0        11,346,213    8,305,109
                                     ----------   ----------    ---------
     Total Assets                        0        11,346,213    8,305,109
                                     ==========   ==========    =========

LIABILITIES

Accrued liabilities                      0             0            0
                                     ----------   ----------    ---------
     Total Liabilities                   0             0            0
                                     ----------   ----------    ---------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $      0      $ 11,346,213  $ 8,305,109
                                     ==========   ==========    =========



                                      Standish       Fidelity
                                    Fixed Income      Growth        CIGNA
                                   ------------     ----------     --------

ASSETS

Receivables:
   Accrued interest and
    dividends                      $     0       $     0        $   0
                                    ----------     ----------    ----------
     Total receivables                   0             0            0

Investments at fair value:
   Cash                             2,652,842       10,148,227        1,258
   Short-term investments                                         4,912,032
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Loans to participants
                                    ----------     ----------    ----------
     Total investments              2,652,842       10,148,227    4,913,290
                                    ----------     -----------   ----------
     Total Assets                   2,652,842       10,148,227    4,913,290
                                   ==========      ===========   ==========

LIABILITIES

Accrued liabilities                    0               0              1,856
                                   ----------      -----------  -----------
     Total Liabilities                 0               0              1,856
                                    ----------     -----------  -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                 $  2,652,842     $ 10,148,227  $ 4,911,434
                                 ============      ===========   ==========



                                       Wells Fargo          Ryland
                                        S&P 500            Preferred
                                       -----------        ----------

ASSETS

Receivables:
   Accrued interest and
    dividends                         $    0            $  277,740
                                    -----------         ----------
     Total receivables                     0               277,740

Investments at fair value:
   Cash                               2,610,923            (40,630)
   Short-term investments                                    2,817
   Preferred stock of
     The Ryland Group, Inc.                             19,453,352
   Common stock of
     The Ryland Group, Inc.                                 94,352
   Loans to participants
                                     ----------       ------------
     Total investments                2,610,923         19,509,891
                                     ----------        -----------
     Total Assets                     2,610,923         19,787,631
                                     ==========        ===========

LIABILITIES

Accrued liabilities                       0                0
                                      ----------       ----------
     Total Liabilities                    0                0
                                      ----------       ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $ 2,610,923     $   19,787,631
                                    ===========       ============




                                          Loan
                                          Fund              Total
                                       -----------        ----------

ASSETS

Receivables:
   Accrued interest and
    dividends                         $    0           $   277,740
                                       -----------       ----------
     Total receivables                     0               277,740

Investments at fair value:
   Cash                                                 35,023,942
   Short-term investments                                4,914,849
   Preferred stock of
     The Ryland Group, Inc.                             19,453,352
   Common stock of
     The Ryland Group, Inc.                                 94,352
   Loans to participants              1,541,953          1,541,953
                                      ----------       ------------
     Total investments                1,541,953         61,028,448
                                      ----------       -----------
     Total Assets                     1,541,953         61,306,188
                                      ==========       ===========

LIABILITIES

Accrued liabilities                       0                  1,856
                                     -----------       -----------
     Total Liabilities                    0                  1,856
                                     -----------       -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $   1,541,953         61,304,332
                                   ============         ==========





NOTE G: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1996



                                       Ryland        Putnam       American
                                       Common        Voyager      Balanced
                                       ------        ------       --------

ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends    $     14      $     0     $      0
                                      ---------     ----------    ---------
     Total receivables                     14            0            0

Investments at fair value:
   Short-term investments               3,195
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.           152,259
   Mutual funds                                     11,188,498    7,403,388
   Loans to participants
                                      -------       ----------    ---------
     Total investments                155,454       11,188,498    7,403,388
                                      -------       ----------    ---------
     Total Assets                     155,468       11,188,498    7,403,388
                                      =======       ==========    =========

LIABILITIES

Accrued liabilities                     0               0              0
Loan payable to
   The Ryland Group, Inc.
                                    ---------       ----------     --------
     Total Liabilities                  0               0              0
                                    ---------       ----------     --------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $   155,468    $  11,188,498 $  7,403,388
                                   ==========       ==========    =========



                                   Standish         Fidelity
                                 Fixed Income        Growth         CIGNA
                                 ------------     ------------     --------

ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends    $   0       $       0      $    23,913
                                    ---------       ----------      -------
     Total receivables                   0               0           23,913

Investments at fair value:
   Short-term investments                                            36,639
   CIGNA Income Fund                                              5,599,646
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Mutual funds                     3,034,816        8,839,414
   Loans to participants
                                   ----------       ----------    ---------
     Total investments              3,034,816        8,839,414    5,636,285
                                    ---------        ---------    ---------
     Total Assets                   3,034,816        8,839,414    5,660,198
                                    =========        =========    =========

LIABILITIES

Accrued liabilities                      0               0          0
Loan payable to
   The Ryland Group, Inc.
                                 ------------      -----------  -----------
     Total Liabilities                   0               0          0
                                 ------------      -----------  -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                 $  3,034,816      $ 8,839,414  $ 5,660,198
                                 ============      ===========   ==========



                                       Wells Fargo          Ryland
                                        S&P 500            Preferred
                                       -----------        ----------

ASSETS

Receivables:
   Accrued employer contributions                       $ 2,732,371
   Accrued interest and
    dividends                         $    0                475,983
                                       -----------       ----------
     Total receivables                     0              3,208,354

Investments at fair value:
   Cash
   Short-term investments                                   104,812
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.                              21,974,396
   Common stock of
     The Ryland Group, Inc.                                     177
   Mutual funds                         571,048
   Loans to participants
                                      ----------        -----------
     Total investments                  571,048          22,079,385
                                      ----------        -----------
     Total Assets                       571,048          25,287,739
                                      ==========        ===========

LIABILITIES

Accrued liabilities                       0                 409,360
Loan payable to
  The Ryland Group, Inc.                                 16,390,810
                                      ----------         ----------
     Total Liabilities                    0              16,800,170
                                      ----------         ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $   571,048       $   8,487,569
                                     ===========        ===========






                                         Loan
                                         Fund               Total
                                       -----------        ----------

ASSETS

Receivables:
   Accrued employer contributions                       $ 2,732,371
   Accrued interest and
    dividends                         $    0                499,910
                                       -----------       ----------
     Total receivables                     0              3,232,281

Investments at fair value:
   Cash
   Short-term investments                                   144,646
   CIGNA Income Fund                                      5,599,646
   Preferred stock of
     The Ryland Group, Inc.                              21,974,396
   Common stock of
     The Ryland Group, Inc.                                 152,436
   Mutual funds                                          31,037,164
   Loans to participants              1,765,450           1,765,450
                                      ----------        -----------
     Total investments                1,765,450          60,673,738
                                      ----------        -----------
     Total Assets                     1,765,450          63,906,019
                                      ==========        ===========

LIABILITIES

Accrued liabilities                       0                 409,360
Loan payable to
  The Ryland Group, Inc.                                 16,390,810
                                      ----------         ----------
     Total Liabilities                    0              16,800,170
                                      ----------         ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $ 1,765,450       $  47,105,849
                                     ===========        ===========






NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN






NOTE H: ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY
     FUND FOR THE YEAR ENDED DECEMBER 31, 1997



                                          Ryland        Putnam        American
                                          Common        Voyager       Balanced
                                         --------      ---------       -------

ADDITIONS

Contributions:

   Employer                                    0     $  176,036    $   90,933
   Participants                                0      1,438,793       684,208
   Rollovers                                   0        110,284       113,176
                                         --------      ---------      -------
Total contributions                            0      1,725,113       888,317

Earnings on investments
   Interest                            $     115         13,696         9,646
   Dividends                               3,952        689,878       920,384
                                        --------      ---------      --------
Total Additions                            4,067      2,428,687     1,818,347
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants          76,133    2,678,459       1,350,134
Interest expense on loan
  payable to                                  0            0             0
    The Ryland Group, Inc.
Administrative expenses                        4       50,115          34,869
                                        --------    ---------      ----------

Total Deductions                          76,137    2,728,574       1,385,003
                                        --------    ---------      ----------

Net realized and unrealized
 (depreciation) in fair value
  of investments                          35,210    1,990,055         609,286

Interfund transfers                     (118,608)  (1,532,453)       (140,909)
                                        --------    ---------      ----------

Net (Decrease) Increase in net
 assets available for plan benefits     (155,468)     157,715         901,721

Net assets available for
 plan benefits at beginning of year      155,468   11,188,498       7,403,388
                                        --------    ---------        --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR      $      0     $11,346,213     $ 8,305,109
                                        ========  ===========       =========



                                         Standish      Fidelity
                                       Fixed Income     Growth         CIGNA
                                         --------      ---------      -------

ADDITIONS

Contributions:

   Employer                           $   35,535   $    108,817   $    47,049
   Participants                          278,716        969,461       370,565
   Rollovers                              46,442        138,594        27,419
                                        --------      ---------      --------
Total contributions                      360,693      1,216,872       445,033


Earnings on investments
   Interest                                3,698         11,265       284,860
   Dividends                             227,507        956,462         1,762
                                        --------      ---------      --------

Total Additions                          591,898      2,184,599       731,655
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants         907,538      2,127,178     1,233,709
Interest expense
   The Ryland Group, Inc.                    0             0             0
Administrative expenses                   13,952         41,250        24,058
                                        --------     ----------     ---------

Total Deductions                         921,490      2,168,428     1,257,767
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                         (31,070)       687,563        24,563

Interfund transfers                      (21,312)       605,079      (247,215)
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits     (381,974)     1,308,813      (748,764)

Net assets available for
 plan benefits at beginning of year    3,034,816      8,839,414     5,660,198
                                       ---------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $2,652,842   $ 10,148,227     4,911,434
                                      ==========    ==========     ==========



                                          Wells Fargo              Ryland
                                            S&P 500               Preferred
                                          -----------            -- -------

ADDITIONS

Contributions:

   Employer                          $    17,472                 $ 6,673,370
   Participants                          270,124                      0
   Rollovers                             128,543                      0
                                       ----------                 ----------
Total contributions                      416,139                   6,673,370


Earnings on investments
   Interest                                1,752                      0
   Dividends                                   7                   1,629,535
                                        --------                  ----------

Total Additions                          417,898                   8,302,905
                                        --------                  ----------


DEDUCTIONS

Benefit payments to participants        260,838                    3,348,835
Interest expense on loan
  payable to
   The Ryland Group, Inc.                 0                          929,994
Administrative expenses                   0                             0
                                      ----------                  ----------

Total Deductions                       260,838                     4,278,829
                                      ----------                  ----------

Net realized and unrealized
 (depreciation) in fair value
  of investments                       284,444                     7,566,891

Interfund transfers                  1,598,371                      (290,905)
                                     ---------                     ---------

Net (Decrease) Increase in net
 assets available for plan benefits  2,039,875                    11,300,062

Net assets available for
 plan benefits at beginning of year    571,048                     8,487,569
                                    ----------                    ----------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR   $ 2,610,923                 $   19,787,631
                                   ==========                   ============




                                            Loan
                                            Fund                     Total
                                         --------                  -- -------

ADDITIONS

Contributions:

   Employer                           $        0                  $ 7,149,212
   Participants                                0                    4,011,867
   Rollovers                                   0                      564,458
                                         --------                   ---------
Total contributions                            0                   11,725,537


Earnings on investments
   Interest                            $ 140,134                      465,166
   Dividends                                   0                    4,429,487
                                        --------                    ---------

Total Additions                          140,134                   16,620,190
                                        --------                   ----------


DEDUCTIONS

Benefit payments to participants         511,583                   12,494,407
Interest expense on loan
  payable to
    The Ryland Group, Inc.                     0                      929,994
Administrative expenses                        0                      164,248
                                        --------                    ----------

Total Deductions                         511,583                   13,588,649
                                         --------                  ----------

Net realized and unrealized
 (depreciation) in fair value
  of investments                              0                    11,166,942

Interfund transfers                      147,952                            0
                                        --------                   ----------

Net (Decrease) Increase in net
 assets available for plan benefits     (223,497)                  14,198,483

Net assets available for
 plan benefits at beginning of year    1,765,450                   47,105,849
                                       ---------                   ----------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR     $  1,541,953              $    61,304,332
                                     ============              ==============

NOTE H: ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY
     FUND FOR THE YEAR ENDED DECEMBER 31, 1996



                                          Ryland        Putnam        American
                                          Common        Voyager       Balanced
                                         --------      ---------       -------

ADDITIONS

Contributions:

   Employer                                    0     $  207,612    $  111,736
   Participants                                0      1,634,652       807,299
   Rollovers                                   0        100,048        37,491
                                         --------      ---------      --------
Total contributions                            0      1,942,312       956,526


Earnings on investments
   Interest                            $     205              0             0
   Dividends                               7,481        702,173       699,167
                                        --------      ---------      --------
Total Additions                            7,686      2,644,485     1,655,693
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants          22,095      2,320,296     1,443,227
Interest expense                               0              0             0
Administrative expenses                        6         49,961        34,157
                                        --------      ---------      --------

Total Deductions                          22,101      2,370,257     1,477,384
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                          (2,830)       582,660       218,717

Interfund transfers                      (12,484)       287,915      (877,284)
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits      (29,729)     1,144,803      (480,258)

Net assets available for
 plan benefits at beginning of year      185,197     10,043,695     7,883,646
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR         $155,468    $11,188,498    $7,403,388
                                        ========    ===========     =========



                                         Standish      Fidelity
                                       Fixed Income     Growth         CIGNA
                                         --------      ---------      -------

ADDITIONS

Contributions:

   Employer                             $ 46,037     $   131,019   $   61,458
   Participants                          330,644       1,028,611      447,719
   Rollovers                              35,198          75,833       74,862
                                         --------      ---------     --------
Total contributions                      411,879       1,235,463      584,039


Earnings on investments
   Interest                                    0           1,266      333,539
   Dividends                             209,031         396,949            0
                                        --------       ---------     --------

Total Additions                          620,910       1,633,678      917,578
                                        --------       ---------     --------


DEDUCTIONS

Benefit payments to participants         506,323       1,828,102    1,260,516
Interest expense                               0               0            0
Administrative expenses                   13,551          38,519       29,230
                                        --------       ---------     --------

Total Deductions                         519,874       1,866,621    1,289,746
                                         --------      ---------     --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                          42,311        901,866             0

Interfund transfers                     (311,118)       403,050      (319,038)
                                        --------      ---------       --------

Net (Decrease) Increase in net
 assets available for plan benefits     (167,771)     1,071,973      (691,206)

Net assets available for
 plan benefits at beginning of year    3,202,587      7,767,441     6,351,404
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $3,034,816     $8,839,414     5,660,198
                                      ==========     ==========   ===========



                                        Wells Fargo                   Ryland
                                          S&P 500                    Preferred
                                         --------                  -- -------

ADDITIONS

Contributions:

   Employer                          $     6,442                  $ 6,699,479
   Participants                           85,020                            0
   Rollovers                              14,845                            0
                                         --------                   ---------
Total contributions                      106,307                    6,699,479


Earnings on investments
   Interest                                    0                            0
   Dividends                                   0                    1,974,464
                                        --------                     --------

Total Additions                          106,307                    8,673,943
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants          21,044                    2,017,925
Interest expense                               0                    1,794,450
Administrative expenses                        0                            0
                                        --------                     --------

Total Deductions                          21,044                    3,812,375
                                      ----------                     --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                          71,847                     (901,448)

Interfund transfers                      413,938                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits      571,048                    3,960,120

Net assets available for
 plan benefits at beginning of year            0                    4,527,449
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR      $   571,048                   $8,487,569
                                      ==========                   ==========



                                            Loan
                                            Fund                     Total
                                         --------                  -- -------

ADDITIONS

Contributions:

   Employer                           $        0                  $ 7,263,783
   Participants                                0                    4,333,945
   Rollovers                                   0                      338,277
                                         --------                   ---------
Total contributions                            0                   11,936,005


Earnings on investments
   Interest                            $ 137,129                      472,139
   Dividends                                   0                    3,989,265
                                        --------                    ---------

Total Additions                          137,129                   16,397,409
                                        --------                   ----------


DEDUCTIONS

Benefit payments to participants         300,014                    9,719,542
Interest expense                               0                    1,794,450
Administrative expenses                        0                      165,424
                                        --------                    ----------

Total Deductions                         300,014                   11,679,416
                                         --------                  ----------

Net realized and unrealized
 (depreciation) in fair value
  of investments                               0                      913,123

Interfund transfers                      415,021                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits      252,136                    5,631,116

Net assets available for
 plan benefits at beginning of year     1,513,314                  41,474,733
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR        $1,765,450                $ 47,105,849
                                       ==========                ============



NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN






The Ryland Group, Inc.
Retirement Savings Opportunity Plan



Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1997

                            Description of
                            Investment,
                            Including Maturity
Identity of Issue,          Date, Rate of
Borrower, Lessor            Interest, Par or                          Current
or Similar Party            Maturity Value         Cost                Value
-----------------           ------------------ -----------         -----------
* The Ryland Group, Inc.    Common Stock       $    98,198         $    94,352

* The Ryland Group, Inc.    Preferred Stock     15,870,667          19,453,352

  Wachovia DTF              Money Market
    Short-term Investment   Mutual Funds         4,914,849           4,914,849

  Participant Loans         High - 9.5%          1,541,953           1,541,953
                            Low - 9.25%

  Cash                                          35,023,942          35,023,942
                                                ----------          ----------

  Total                                        $57,449,609         $61,028,448
                                                ==========          ==========

*  Denotes party in-interest


Line 27d -  Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1997


           (a)                             (b)                           (c)

                                      Description
                                        of Assets
                              (including interest rate and          Purchase
Identity of Party Involved     maturity in case of a loan)            Price
--------------------------    ----------------------------          --------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       Money Market Fund         $    4,746,109

American Balanced Fund                Mutual Fund                          n/a

CIGNA Income Fund                     Guaranteed Account                   n/a

Fidelity Growth Fund                  Mutual Fund                          n/a

Wells Fargo S&P 500                   Mutual Fund                          n/a

Putnam Voyager Fund                   Mutual Fund                          n/a

Standish Fixed Income Fund            Mutual Fund                          n/a

Ryland Preferred Stock **             Preferred Stock                      n/a


* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
** Denotes party in-interest

                                            (d)                            (e)




Identity of Party Involved            Selling Price               Lease Rental
--------------------------            ------------                ------------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                                 n/a                       n/a

American Balanced Fund                     $8,308,070                     n/a


CIGNA Income Fund                          $4,746,122                     n/a


Fidelity Growth Fund                      $10,151,693                     n/a

Wells Fargo S&P 500                        $2,610,917                     n/a

Putnam Voyager Fund                       $11,350,444                     n/a

Standish Fixed Income Fund                 $2,653,975                     n/a

Ryland Preferred Stock **                  $8,259,738                     n/a



* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
**Denotes party in-interest

                                            (f) *

                                           Expenses
                                           Incurred
                                             with
Identity of Party Involved                Transaction
--------------------------            ------------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                               $0

American Balanced Fund                        $0

CIGNA Income Fund                             $0

Fidelity Growth Fund                          $0

Wells Fargo S&P 500                           $0

Putnam Voyager Fund                           $0

Standish Fixed Income Fund                    $0

Ryland Preferred Stock                        $0

* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not identified by the trustee.
   ** Denotes party in-interest






                                           (g)                        (h)

                                                                 Current Value
                                                                    of Asset
                                        Cost of                 on Transaction
Identity of Party Involved               Asset                       Date
--------------------------            ------------                    --------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       $  4,746,109              $   4,746,109

American Balanced Fund                $  7,263,317              $   8,308,070

CIGNA Income Fund                     $  4,789,731              $   4,746,122

Fidelity Growth Fund                  $  9,123,501              $  10,151,693

Wells Fargo S&P 500                   $  2,316,366              $   2,610,917

Putnam Voyager Fund                   $  8,522,387              $  11,350,444

Standish Income Fund                  $  2,629,516              $   2,653,975

Ryland Preferred Stock **             $  9,925,281              $   8,259,738


* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
**  Denotes party in-interest
                                           (i)
Identity of Party Involved            Net Gain (Loss)
--------------------------            ------------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                              n/a

American Balanced Fund                $1,044,753

CIGNA Income Fund                       ($43,609)

Fidelity Growth Fund                  $1,028,192

Wells Fargo S&P 500                     $294,551

Putnam Voyager Fund                   $2,828,057

Stanish Fixed Income Fund                $24,459

Ryland Preferred Stock **            $(1,665,543)



* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the truestee.
**Denotes party in-interest



         (a)                                (b)                        c
                                          Description
                                           of Assets
                                 (including interest rate and        Purchase
Identity of Party Involved        maturity in case of a loan          Price
--------------------------        ---------------------------        --------
Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.


Wachovia DTF Short Term
Investment Fund                    Money Market Fund              $26,634,800

Wachovia DTF Short Term
Investment Fund                    Money Market Fund                      n/a

American Balanced Fund             Mutual Fund                     $2,413,873

American Balanced Fund             Mutual Fund                            n/a

CIGNA Income Fund                  Guaranteed Account              $1,321,296

CIGNA Income Fund                  Guaranteed Account                     n/a

Fidelity Growth Fund               Mutual Fund                     $3,057,742

Fidelity Growth Fund               Mutual Fund                            n/a

Wells Fargo S&P 500                Mutual Fund                     $2,198,324

Wells Fargo S&P 500                Mutual Fund                            n/a

Putnam Voyager Fund                Mutual Fund                     $2,683,626

Putnam Voyager Fund                Mutual Fund                            n/a

Standish Fixed Income Fund         Mutual Fund                     $1,116,595

Standish Fixed Income Fund         Mutual Fund                            n/a

Ryland Preferred Stock **          Preferred Stock                        n/a

Ryland Common Stock **             Common Stock                    $1,822,580

Ryland Common Stock **             Common Stock                           n/a

There were no category (ii)or (iv) reportable transactions during 1997

* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
   ** Denotes party in-interest



                                                 (d)                 (e)
                                              Selling               Lease
Identity of Party Involved                     Price                Rental
--------------------------                   ---------             --------
Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.


Wachovia DTF Short Term
Investment Fund                                   n/a                    n/a

Wachovia DTF Short Term
Investment Fund                           $21,655,216                    n/a

American Balanced Fund                            n/a                    n/a

American Balanced Fund                    $10,426,546                    n/a

CIGNA Income Fund                                 n/a                    n/a

CIGNA Income Fund                          $7,176,639                    n/a

Fidelity Growth Fund                              n/a                    n/a

Fidelity Growth Fund                      $12,584,718                    n/a

Wells Fargo S&P 500                               n/a                    n/a

Wells Fargo S&P 500                        $3,053,813                    n/a

Putnam Voyager Fund                               n/a                    n/a

Putnam Voyager Fund                       $15,862,179                    n/a

Standish Fixed Income Fund                        n/a                    n/a

Standish Fixed Income Fund                 $4,120,340                    n/a

Ryland Preferred Stock **                 $11,551,840                    n/a

Ryland Common Stock **                           n/a                     n/a

Ryland Common Stock **                     $1,926,933                    n/a

There were no category (ii) or (iv) reportable transactions during 1997

*Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
  **Denotes party in-interest



                                                 (f)*                 (g)
                                              Expenses
                                              Incurred
                                                with                 Cost of
Identity of Party Involved                    Transaction             Asset
--------------------------                   ------------           --------
Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning

Wachovia DTF Short Term
Investment Fund                                 $0                $26,634,800

Wachovia DTF Short Term
Investment                                      $0                $21,655,216

American Balanced Fund                          $0                 $2,413,873

American Balanced Fund                          $0                 $9,031,921

CIGNA Income Fund                               $0                 $1,321,296

CIGNA Income Fund                               $0                 $7,220,247

Fidelity Growth Fund                            $0                 $3,057,742

Fidelity Growth Fund                            $0                $11,140,084

Wells Fargo S&P 500                             $0                 $2,198,324

Wells Fargo S&P 500                             $0                 $2,699,658

Putnam Voyager Fund                             $0                 $2,683,626

Putnam Voyager Fund                             $0                $11,914,342

Standish Fixed Income Fund                      $0                 $1,116,595

Standish Fixed Income Fund                      $0                 $4,053,018

Ryland Preferred Stock**                        $0                $12,931,800

Ryland Common Stock**                          $13                 $1,822,593

Ryland Common Stock**                       $9,319                 $1,937,014

There were no category (ii) or (iv) reportable transactions during 1997

* Commissions and fees related to purchase and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
** Denotes party in-interest



                                                 (h)                 (I)
                                           Current Value
                                             of Asset
                                           on Transaction          Net Gain
Identity of Party Involved                    Date                 or (Loss)
--------------------------                   ------------           --------
Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.


Wachovia DTF Short Term
Investment Fund                            $26,634,800                   n/a

Wachovia DTF Short Term
Investment Fund                            $21,655,216                    $0

American Balanced Fund                      $2,413,873                   n/a

American Balanced Fund                      10,426,546            $1,394,625

CIGNA Income Fund                           $1,321,296                   n/a

CIGNA Income Fund                           $7,176,639              ($43,608)

Fidelity Growth Fund                        $3,057,742                   n/a

Fidelity Growth Fund                       $12,584,718            $1,444,634

Wells Fargo S&P 500                         $2,198,324                   n/a

Wells Fargo S&P 500                         $3,053,813              $354,155

Putnam Voyager Fund                         $2,683,626                   n/a

Putnam Voyager Fund                        $15,862,179            $3,947,837

Standish Fixed Income Fund                  $1,116,595                   n/a

Standish Fixed Income Fund                  $4,120,340               $67,322

Ryland Preferred Stock **                  $11,551,840           ($1,379,960)

Ryland Common Stock**                       $1,822,580                   n/a

Ryland Common Stock**                       $1,926,933              ($19,400)


There were no category (ii) or (iv) reportable transactions during 1997

* Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.
** Denotes party in-interest


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                         THE RYLAND GROUP, INC.
                                         RETIREMENT SAVINGS OPPORTUNITY PLAN






Date:  June 30, 1998                     By:  /s/  Michael D. Mangan
                                                 ------------------------
                                                   Michael D. Mangan
                                                Executive Vice President
                                                   and Chief Financial
                                                  Officer of The Ryland
                                                      Group, Inc.



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23 Consent of Ernst & Young, Independent Auditors            20